

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

August 22, 2017

Darryl Payne
Chief Executive Officer
StreamNet, Inc.
7582 Las Vegas Boulevard
Las Vegas, Nevada 89123

      Re: StreamNet, Inc.
              Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A
              Filed August 1, 2017
              File No. 024-10590

Dear Mr. Payne:

      We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your website, www.streamnet.tv, includes information related to your Post-Qualification Amendment No. 2 to the Offering Statement on Form 1-A. The details of this offer on your website differ slightly from the terms included in Amendment No. 2, such as the maximum and minimum shares offered, and the total maximum proceeds. Please explain these discrepancies and confirm, if true, that no sales have been made.

2. We note discrepancies throughout your offering circular on pages 8, 25 and 30 with regards to the amount and percentage of shares currently held and expected to be held after the offering by your existing shareholders. Please revise to clarify and ensure consistency throughout the filing.

Item 4. Dilution, page 13

3. Pease include a comparison of the public contribution under the proposed public offering and the average effective cash cost contribution of your officers, directors, promoters and affiliated persons for shares acquired by them in transactions during the past year. Refer to Item 4 of Form 1-A.

Item 9. Management's Discussion and Analysis..., page 27

4. Please expand your discussion to describe why general and administrative expenses increased for the year and a statement indicating whether, in your opinion, the proceeds from the offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months to implement your plan of operations. Refer to Item 9 of Form 1-A.

Item 10. Directors, Executive Officers, and Significant Employees

Directors and Executive Officers, page 27

5. Please revise to clarify which executive officers listed in this section also serve as directors of your company. In this regard, please also ensure the signature section of your offering circular appearing on page 36 contains the signature of a majority of the board of directors of your company. Please refer to Instruction 1 to Signatures of Form 1-A.

Part III, Exhibit Index, page 35

6. Please file the company's charter and bylaws as exhibits to this offering circular. Please refer to Section 2 of Item 17 of Form 1-A.

Exhibit 12, Legal Opinion

7. Please have counsel revise to opine on the legality of the shares being registered for resale by the selling shareholder. Counsel's opinion currently only addresses the offering of shares by the company. Please refer to Section II.B.2.h of Staff Legal Bulletin No. 19 for guidance.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Anthony Watson, Staff Accountant at (202) 551-3318 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Attorney Advisor, at (202) 551-6521, Jennifer López, Attorney Advisor, at (202) 551-3792 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jennifer López for

Mara L. Ransom
Assistant Director
Office of Consumer Products